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                                                           EXHIBIT 99.(p)(xviii)

                                 CODE OF ETHICS

The foundation of BBH's Code of Ethics consists of basic standards in the areas of:

- Honesty and candor in our activities, including observance of the spirit, as well as the letter, of the law;

- Avoidance of conflicts between personal interests and the interests of the firm, and the appearance of such conflicts; and

- Maintenance of our reputation and avoidance of activities which might reflect adversely on the firm.

CONFIDENTIAL INFORMATION

Partners, executives, and employees may become privy to confidential information not generally available to the public concerning the affairs and business transactions of the firm, its former, present, and prospective clients, and individuals in the firm. Safeguarding confidential information is essential to the conduct of the firm's business. Therefore, caution and discretion are required in the use of such information, and in sharing it only with those who have a legitimate need to know.

Under most circumstances, information concerning a client may not be released to third parties without the expressed permission of the client or under appropriate legal process. There is a long-standing practice of the exchange of information relating to the extension of credit. This exchange is covered by the Robert Morris Association Code of Ethics for Exchange of Credit Information. All other requests for information concerning a client, other than legal process, should be referred to the supervising partner. Requests pursuant to legal process, such as subpoenas or court orders, are referred to the Treasurer.

Confidential information obtained as a result of employment with the firm is not to be used for the purpose of furthering any private interest or as a means of making any personal gain. While the firm's activities require the free flow of information throughout the firm, confidential information concerning clients of the firm available to one department of the firm is communicated to other departments only when there exists a legitimate business need to know. In particular, confidential information concerning a corporation is not to be communicated by partners, executives, or employees who perform any commercial banking or lending functions to partners, executives, or employees who perform investment or corporate finance functions, nor shall partners, executives, or employees who perform investment or corporate finance functions request such information from other departments of the firm.

It is the policy of BBH to treat all information regarding its customers and employees in the strictest confidence. Failure to maintain the confidentiality of this information will result in corrective action up to and including dismissal.

PERSONAL  FINANCE

Personal finances should be managed in a manner consistent with employment in a financial institution. This obligation requires the exercise of prudence in the making of personal investments and the avoidance of clearly speculative transactions as well as specific situations which might influence judgments made or advice given on behalf of the firm in the course of business.

Partners, executives and employees, and members of their immediate families, are free to invest in securities at their discretion. However, opening or maintaining any kind of securities account requires the authorization of the firm. Margin accounts are not permitted. In addition, care must be exercised to insure that investments do not involve, or appear to involve, conflicts of interests with our clients or the use of confidential information.

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Partners, executives and employees should borrow money only from reputable organizations which regularly lend money to individuals. Borrowings from any financial institution, including correspondent banks, however, must not involve favored treatment of any kind. Thus, such borrowings should be obtained on substantially the same terms and conditions, including rate of interest, prevailing at the time for comparable loans to other borrowers. In addition, executives must report the status of their borrowing once each year to the Managing Partner.

PERSONAL REMUNERATION

Partners, executives, and employees, and their immediate families may not solicit, accept, or retain any personal remuneration from any client of the firm or from any individual or organization doing or seeking to do business with the firm. In this context, personal remuneration includes any type of gift, gratuity, favor, service, loan, fee, compensation, or anything of monetary value. Specific exception to this prohibition is made if there is no, and there appears to be no, reasonable likelihood of improper influence on the individual's performance of duties on behalf of the firm and if the personal remuneration involves normal business courtesies, non-cash gifts of less than $50 value, gifts received because of social relationships entirely apart from any business relationship, or fees received from an organization in which the individual's membership has been approved by the firm. Under no circumstances may anyone accept a cash gratuity, regardless of amount.

Special care must be exercised in determining whether a particular instance of personal remuneration is permissible in view of the limited exceptions. Therefore, any question as to whether such an instance might be construed as improperly influencing one's duties or whether it falls into one of the above categories must be referred promptly to the executive's or employee's supervisor.

BUSINESS CONDUCT

The activities of the firm must always be in full compliance with the spirit, as well as the letter, of all applicable laws and regulations. When any question arises as to any law or regulation, the Treasurer's office should be consulted first. If necessary, appropriate outside counsel can then be consulted.

The integrity of the records of the firm is essential. Executives and employees responsible for keeping any books, records, and accounts for the firm are required to record all entries based upon proper supporting documents so that records of the firm are maintained in reasonable detail.

Executives and employees are expected to keep their supervisors fully informed of all matters pertinent to the firm's affairs and business activities with the view to ensuring that senior management will be fully informed on a timely basis as to all such matters. In dealing with the firm's internal or independent auditors or attorneys, complete candor and cooperation is essential.

Discovery of events of a questionable, fraudulent or illegal nature or those which are in violation of this Code of Ethics should be reported immediately to one's supervisor. If such instances involve the executive's or employee's supervisor or another person in management, the matter should be reported directly to one of the senior executives or partners. These matters will be treated in confidence and with discretion. Failure to report such events constitutes a violation of this Code.

OUTSIDE ACTIVITIES

The firm discourages outside employment. No outside employment will be approved which might reflect adversely on the firm or which will encroach upon working time, interfere with regular duties, or necessitate such long hours as to affect working effectiveness. In those instances where outside employment is determined to be justified by the firm, the individual involved must obtain prior written

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approval from his or her department head and the Director of Human Resources.
Becoming a director or trustee of an outside organization also requires partner approval.

The firm encourages individual participation by its partners, executives, and employees in political and civic activities conducted outside of business hours. However, partner approval is required before anyone becomes a candidate for public office, elective or appointive.

ADMINISTRATION OF THE CODE

This Code supplements, but does not supplant, the firm's Rules of Conduct, personnel policies, and other policies, and the rules and regulations of outside regulatory bodies.

Violation of any provision of the Code of Ethics constitutes grounds for disciplinary action, up to and including termination of employment.